                                              Filed by Millennium Chemicals Inc.
                       Pursuant to Rule 425 under the Securities Act of 1933 and Deemed Filed Pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                     Subject Company:  Millennium Chemicals Inc.
                                                     Commission File No. 1-12091

Date:    May 17, 2004

This filing contains a press release issued by Millennium on May 14, 2004. These materials are being filed pursuant to Rule 425 under the Securities Act of 1933.


[MILLENNIUM CHEMICALS GRAPHIC]

                  NEWS RELEASE

Contact:          Thomas Van Valkenburgh
                  Manager of Investor Relations
                  (410) 229-8113

                                                           FOR IMMEDIATE RELEASE



          MILLENNIUM CHEMICALS REPORTS FIRST QUARTER OPERATING RESULTS
                 AND SCHEDULES INTERNET WEBCAST/TELECONFERENCE

                     -- 1Q04 net loss of $0.16 per share --
        -- 1Q04 net loss of $0.05 per share excluding designated items --

Hunt Valley, Maryland, May 14, 2004 -- Millennium Chemicals (NYSE-MCH) ("Millennium", or the "Company") today reported a net loss for the first quarter of 2004 of $10 million or $0.16 per common share. For the corresponding quarter of 2003, Millennium reported a net loss of $27 million or $0.43 per common share. Excluding designated items(1), the first quarter 2004 net loss was $3 million or $0.05 per common share compared to a loss of $23 million or $0.36 per common share for the corresponding quarter of 2003.(2)

The Company's adoption of revised FASB Interpretation No. 46, "Consolidation of Variable Interest Entities", which was effective January 1, 2004 for certain variable interests acquired before February 1, 2003, had no impact on the Company's consolidated financial statements.




--------

(1) Designated items for the first quarter of 2004 include $6 million ($4 million after tax) of expenses related to an increase in legal and environmental contingency liabilities for predecessor businesses, $3 million ($2 million after tax) of costs related to the proposed business combination with Lyondell Chemical Company, and $1 million ($1 million after tax) of reorganization costs related to the Company's cost reduction program announced in July 2003. Designated items for the first quarter of 2003 include $4 million ($3 million after tax) for the Company's share of Equistar's loss on sale of assets and $1 million for the cumulative effect of the accounting change for asset retirement obligations.

(2) See Table V below for an explanation and quantification of these items, and a reconciliation between loss per common share, as adjusted for these designated items, and loss per common share determined according to accounting principles generally accepted in the United States of America.

Robert E. Lee, President and CEO, said, "Financial results for all three majority-owned businesses and Equistar were improved from the prior quarter. We continue to be optimistic that, with the improved economy, improving global demand for our products and our continued focus on our customers and costs, our momentum toward overall profitability should continue into the second quarter."

Operating income from majority-owned businesses was $13 million in the first quarter of 2004. This compares to $27 million of operating income in the first quarter of 2003 and a $97 million operating loss in the fourth quarter of 2003, which included $103 million of asset impairment charges. Sales from all majority-owned businesses were $465 million in the first quarter of 2004 compared to $415 million in the first quarter of 2003 and $425 million in the fourth quarter of 2003. The decrease in operating income from the first quarter of 2003 was due to reduced Titanium Dioxide segment profitability. The increase in operating income in the first quarter of 2004 compared to the prior quarter, which included $103 million of asset impairment charges, was due to improved Titanium Dioxide business results.

During the first quarter of 2004, Millennium incurred approximately $3 million of expenses relating to the proposed business combination with Lyondell Chemical Company. These expenses relate primarily to fees for outside legal counsel and financial advisors. The transaction is subject to customary conditions including approval by both companies' shareholders, and is expected to close in the third quarter of 2004.

TITANIUM DIOXIDE

The Titanium Dioxide segment reported first quarter 2004 operating income of $12 million compared to $21 million of operating income in the first quarter of last year and $102 million of operating loss in the fourth quarter of 2003. Compared to the first quarter of 2003, operating income was lower due to higher costs of goods sold, only partially offset by additional profit from higher sales volume. Operating income in the first quarter of 2004 was higher than the fourth quarter of 2003 due to higher sales volume and lower costs of goods sold, only partially offset by lower pricing.

The first quarter 2004 manufacturing costs per metric ton increased 1 percent compared to the first quarter of 2003 primarily due to unfavorable currency exchange rates, partially offset by lower energy and raw material costs and higher plant operating rates. Manufacturing costs per metric ton in the first quarter of 2004 decreased 4 percent compared to the fourth quarter of 2003 primarily due to higher operating rates and lower raw material costs and maintenance spending, partially offset by unfavorable currency exchange.

ACETYLS

The Acetyls segment reported first quarter 2004 operating income of $9 million compared to $7 million in the first quarter of last year and $9 million in the fourth quarter of 2003.

SPECIALTY CHEMICALS

The Specialty Chemicals segment returned to profitability in the first quarter of 2004 with operating income of $2 million equaling last year's first quarter and exceeding the operating loss of $1 million in the fourth quarter of 2003.

DEBT AND CAPITAL SPENDING

Net debt (total debt less cash) at March 31, 2004 totaled $1.224 billion versus $1.258 billion at December 31, 2003. The $34 million reduction in net debt during the first quarter of 2004 was primarily due to a decrease of $22 million in trade working capital. Net interest expense was $25 million in the first quarter of 2004 compared to $22 million in the first quarter of 2003.

Capital spending in the first quarter of 2004 was $10 million compared to $8 million in the first quarter of 2003. Planned capital spending in 2004 is projected to be approximately $60 million. Depreciation and amortization expense in the first quarter was $24 million compared to $27 million in the first quarter of 2003. The lower depreciation and amortization charge was primarily due to the writedown of property, plant and equipment at the Company's Le Havre TiO[u]2 manufacturing plant in the fourth quarter of 2003. Asset impairment charges recorded in the first quarter of 2004 reflect the write-off of capital spending at the Le Havre TiO[u]2 manufacturing plant during the quarter.

INTERNET WEBCAST/TELECONFERENCE

The Company has scheduled a webcast/teleconference call for 1:00 p.m. EST on Tuesday, May 18, 2004 for its first quarter operating results. The webcast/teleconference information is as follows:

Dial in Number:            973-582-2703
                           Please call 5-10 minutes before the scheduled start
                           of the teleconference

Management:                Bob Lee, President and Chief Executive Officer
                           Jack Lushefski, Executive Vice President and Chief
                           Financial Officer
                           Thomas Van Valkenburgh, Manager - Investor Relations

Webcast: You can conveniently view the slide presentation and listen to remarks live by accessing our website http://www.millenniumchem.com and clicking on
                           Investor Relations

Replay:                    973-341-3080 ID# 4785295 available through May 25,
                           2004


Millennium Chemicals (website: www.millenniumchem.com) is a major international chemicals company, with leading market positions in a broad range of commodity, industrial, performance and specialty chemicals.

Millennium Chemicals is:

o The second-largest producer of TiO[u]2 in the world, the largest merchant seller of titanium tetrachloride and a major producer of zirconia, silica gel and cadmium-based pigments;

o The second-largest producer of acetic acid and vinyl acetate monomer in North America;

o    A leading producer of terpene-based fragrance and flavor chemicals; and,

o Through its 29.5% interest in Equistar Chemicals, LP, a partner in the second-largest producer of ethylene and third-largest producer of polyethylene in North America, and a leading producer of performance polymers, oxygenated chemicals, aromatics and specialty petrochemicals.

The statements in this press release that are not historical facts are, or may be deemed to be, "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Some of these statements can be identified by the use of forward-looking terminology such as "prospects," "outlook," "believes," "estimates," "intends," "may," "will," "should," "anticipates," "expects" or "plans," or the negative or other variation of these or similar words, or by discussion of trends and conditions, strategy or risks and uncertainties. In addition, from time to time, Millennium or its representatives have made or may make forward-looking statements in filings that Millennium makes with the Securities and Exchange Commission, in press releases or in written or oral statements made by or with the approval of one of its authorized executive officers. These forward-looking statements are only present expectations reflecting current assumptions about future events. Actual events or results may differ materially. Factors that could cause such a difference include: the cyclicality and volatility of the chemical industries in which Millennium and Equistar Chemicals, LP ("Equistar") operate, particularly fluctuations in the demand for ethylene, its derivatives and acetyls and the sensitivity of these industries to capacity additions; general economic conditions in the geographic regions where Millennium and Equistar generate sales, and the impact of government regulation and other external factors, in particular the events in the Middle East; the ability of Equistar to distribute cash to its partners and uncertainties arising from Millennium's minority interest in Equistar, and Millennium's contractual commitments regarding possible future capital contributions to Equistar; changes in the cost of energy and raw materials, particularly natural gas and ethylene, and Millennium's and Equistar's ability to pass on cost increases to their respective customers; Millennium's substantial indebtedness and its impact on Millennium's cash flow, business operations and ability to obtain additional financing -- failure to comply with the covenants and other restrictions in Millennium's debt instruments would lead to additional restrictions and costs, or an acceleration of Millennium's indebtedness; limitations on credit extended to Millennium and demands from creditors and suppliers for additional credit restrictions or security; the ability of raw material suppliers to fulfill their commitments; the ability of Millennium and Equistar to achieve their productivity improvement, cost reduction and working capital targets, and the occurrence of operating problems at manufacturing facilities of Millennium or Equistar; risks of doing business outside the United States, including currency fluctuations; the cost of compliance with the extensive environmental regulations affecting the chemical industry and exposure to liabilities for environmental remediation and other environmental matters relating to Millennium's and Equistar's current and former operations; pricing and other competitive pressures; and legal proceedings relating to present and former operations (including proceedings based on alleged exposure to lead-based paints and lead pigments, asbestos and other materials), ongoing and future tax audits, pension and retiree medical costs, and other claims. A further description of these risks, uncertainties and other matters can be found in Exhibit 99.1 to Millennium's Annual Report on Form 10-K for the fiscal year ended December 31, 2003, as amended and Lyondell's registration statement containing the preliminary joint proxy statement/ prospectus in connection with the proposed business combination, which was filed with the SEC on April 26, 2004. Millennium disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

In addition, in connection with the proposed business combination, Lyondell and Millennium have filed relevant materials with the SEC, including a registration statement containing a preliminary joint proxy statement/prospectus, which was filed on April 26, 2004. The definitive joint proxy statement/prospectus will be sent to holders of Lyondell's and Millennium's common stock when it becomes available. Investors and security holders are urged to read the preliminary joint proxy statement/prospectus on file with the SEC, the definitive joint proxy statement/prospectus when it becomes available and any other relevant documents filed by Lyondell or Millennium because they contain, or will contain, important information. Investors and security holders may obtain a free copy of the preliminary joint proxy statement/prospectus and the definitive joint proxy statement/prospectus (when it becomes available) and other documents filed by Lyondell and Millennium with the SEC for free at the SEC's web site at www.sec.gov. The preliminary joint proxy statement/prospectus and the definitive joint proxy statement/prospectus (when it becomes available) and the other documents filed by Millennium may also be obtained free from Millennium by calling Millennium's Investor Relations department at (410) 229-8113.

The respective executive officers and directors of Lyondell and Millennium and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Lyondell's executive officers and directors is available in the proxy statement filed with the SEC by Lyondell on March 16, 2004, and information regarding Millennium's directors and its executive officers is available in Millennium's Amendment to its Annual Report on Form10-K/A for the year ended December 31, 2003, which was filed with the SEC on April 27, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary joint proxy statement/prospectus and other relevant materials filed with the SEC and will be contained in the definitive joint proxy statement/prospectus and other relevant materials filed with the SEC, as they become available.

                                      # # #

                            MILLENNIUM CHEMICALS INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                        (Millions, except per share data)

TABLE I


                                                                 Three months ended
                                                                      March 31,
                                                                -------------------
                                                                   2004     2003
                                                                   ----     ----

Net sales                                                        $ 465    $ 415
Operating costs and expenses
   Cost of products sold                                           388      331
   Selling, development and administrative                          33       30
   Depreciation and amortization                                    24       27
   Asset impairment charges                                          3     --
   Combination costs                                                 3     --
   Reorganization and office closure costs                           1     --
                                                                ------   ------
Operating income                                                    13       27
Interest expense, net                                              (25)     (22)
Earnings (loss) on Equistar investment
     - operating income (loss)                                      18      (25)
     - interest                                                    (16)     (14)
     - loss on sale of assets                                     --         (4)
Other expense, net                                                  (1)    --
                                                                ------   ------

Loss before income taxes, minority interest and cumulative
   effect of accounting change                                     (11)     (38)
Benefit from income taxes                                            2       15
                                                                ------   ------

Loss before minority interest and
   cumulative effect of accounting change                           (9)     (23)
Minority interest                                                   (1)      (3)
                                                                ------   ------

Loss before cumulative effect of
   accounting change                                               (10)     (26)
Cumulative effect of accounting change                            --         (1)
                                                                ------   ------
Net loss                                                         $ (10)   $ (27)
                                                                ======   ======

Basic and diluted EPS ($/share)
     - before accounting change                                 $(0.16)  $(0.41)
     - from accounting change                                     --      (0.02)
                                                                ------   ------
     - after accounting change                                  $(0.16)  $(0.43)
                                                                ======   ======

Weighted average number of shares used to
   compute basic and diluted EPS                                64.497   63.853


                            MILLENNIUM CHEMICALS INC.
                               SEGMENT INFORMATION
                                   (Millions)

TABLE II



                                                        2004                          2003
                                                       -------    ----------------------------------------------
                                                         1Q         1Q        2Q       3Q        4Q       FY
                                                       -------    --------  -------- --------  -------- --------
NET SALES
Titanium Dioxide                                          333        288        293     293       298    1,172
Acetyls                                                   106        102         99     115       105      421
Specialty Chemicals                                        26         25         24      23        22       94
                                                          ---        ---        ---     ---      ----    -----
Total                                                     465        415        416     431       425    1,687


OPERATING INCOME (LOSS)
Titanium Dioxide (1)                                       12         21         23       7      (102)     (51)
Acetyls                                                     9          7          5       6         9       27
Specialty Chemicals                                         2          2          2      (1)       (1)       2
Other (2)                                                 (10)        (3)        (6)    (17)       (3)     (29)
                                                          ---        ---        ---     ---      ----    -----
Total                                                      13         27         24      (5)      (97)     (51)


DEPRECIATION AND AMORTIZATION
Titanium Dioxide                                           19         22         23      24        25       94
Acetyls                                                     3          3          3       2         3       11
Specialty Chemicals                                         2          2          2       2         2        8
                                                          ---        ---        ---     ---      ----    -----
Total                                                      24         27         28      28        30      113


CAPITAL SPENDING
Titanium Dioxide                                            9          7         10       9        16       42
Acetyls                                                     1          -          -       1         2        3
Specialty Chemicals                                         -          1          1       -         1        3
                                                          ---        ---        ---     ---      ----    -----
Total                                                      10          8         11      10        19       48

----------------------------------

(1) The Titanium Dioxide segment includes $103 million of asset impairment charges in the fourth quarter of 2003 associated primarily with the writedown of property, plant and equipment at Millennium's Le Havre, France manufacturing plant.

(2) The Other segment includes $6 million of expenses related to an increase in legal and environmental contingency liabilities for predecessor businesses, $3 million of combination costs and $1 million of reorganization and office closure costs in the first quarter of 2004. The Other segment also includes reorganization and office closure costs of $1 million in the second quarter of 2003, $15 million in the third quarter of 2003 and $2 million in the fourth quarter of 2003, in each case associated with the Company's cost reduction program announced in July 2003.

                            MILLENNIUM CHEMICALS INC.
                           CONSOLIDATED BALANCE SHEETS
                                   (Millions)

Table III


                                                            March 31,  December 31,
                                                              2004        2003
                                                              ----        ----

ASSETS
Current assets
   Cash and cash equivalents                                  $  196     $  209
   Trade receivables, net                                        323        277
   Inventories                                                   417        457
   Other current assets                                           77         65
                                                              ------     ------

          Total current assets                                 1,013      1,008

Property, plant and equipment, net                               753        766
Investment in Equistar                                           471        469
Other assets                                                      54         51
Goodwill                                                         104        104
                                                              ------     ------

          Total assets                                        $2,395     $2,398
                                                              ======     ======

LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities
     Notes payable                                            $    6     $ --
     Current maturities of long-term debt                          5          6
     Trade accounts payable                                      260        236
     Income taxes payable                                          3          5
     Accrued expenses and other liabilities                      146        124
                                                              ------     ------

          Total current liabilities                              420        371

Long-term debt                                                 1,409      1,461
Deferred income taxes                                            284        287
Other liabilities                                                324        325
                                                              ------     ------

          Total liabilities                                    2,437      2,444

Minority interest                                                 28         27
Shareholders' deficit                                            (70)       (73)
                                                              ------     ------

          Total liabilities and shareholders' deficit         $2,395     $2,398
                                                              ======     ======


                            MILLENNIUM CHEMICALS INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Millions)

TABLE IV


                                                                 Three months ended
                                                                     March 31,
                                                                 ------------------
                                                                   2004    2003
                                                                   ----    ----

Cash flows from operating activities:
  Net loss                                                       $ (10)   $ (27)
  Adjustments to reconcile net loss to
     net cash provided by (used in) operating activities:
       Cumulative effect of accounting change                     --          1
       Asset impairment charges                                      3     --
       Depreciation and amortization                                24       27
       Deferred income tax benefit                                  (5)     (21)
       (Earnings) loss on Equistar investment                       (2)      43
       Net change in trade working capital                          22      (31)
       Minority interest and other                                  (8)       1
       Net change in other assets and liabilities                   13       (7)
                                                                  ----     ----

Cash provided by (used in) operating activities                     37      (14)
                                                                  ----     ----

Cash flows from investing activities:
  Capital expenditures                                             (10)      (8)
                                                                  ----     ----

Cash used in investing activities                                  (10)      (8)
                                                                  ----     ----

Cash flows from financing activities:
  Dividends to shareholders                                       --         (9)
  Net (repayment of) proceeds from borrowings                      (48)      29
  Proceeds from exercise of stock options                            3     --
                                                                  ----     ----

Cash (used in) provided by financing activities                    (45)      20
                                                                  ----     ----

Effect of exchange rate changes on cash                              5        2
                                                                  ----     ----
  Decrease in cash and cash equivalents                            (13)    --
  Cash and cash equivalents at beginning of year                   209      125
                                                                  ----     ----

Cash and cash equivalents at end of period                        $196     $125
                                                                  ====     ====


                            Millennium Chemicals Inc.
                               GAAP Reconciliation
                        (Millions, except per share data)



Table V


                                                     Three months ended    Three months ended
                                                        March 31, 2004       March 31, 2003
                                                   -------------------   --------------------
                                                   Net Loss      EPS     Net Loss       EPS
                                                   --------      ---     --------       ---

Reported GAAP                                        $(10)     $(0.16)    $(27)       $(0.43)

Increase in legacy liabilities                          4        0.06      --           --
Combination costs                                       2        0.03      --           --
Reorganization and office closure costs                 1        0.02      --           --
Company's share of Equistar's loss on sale of
   assets                                             --         --          3          0.05
Cumulative effect of accounting change for asset
   retirement obligations                             --         --          1          0.02
                                                     ----      ------     ----        ------
As adjusted                                          $ (3)     $(0.05)    $(23)       $(0.36)
                                                     ====      ======     ====        ======
